UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
January 22, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 22, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)
Harmony Presentation
Harmony will be hosting analysts and fund managers today. The presentation will be available on the company’s website at www.harmony.co.za at 08:00 am on Thursday, 22 January 2009.
For more details contact:
Graham Briggs
Chief Executive Officer
on +27(0)83 265 0274
or
Marian van der Walt
Executive: Corporate and Investor Relations
on +27(0)82 888 1242
22 January 2009
Sponsor: Merrill Lynch South Africa (Proprietary) Limited
Issued by Harmony Gold
Mining Company Limited
22 January 2009 For more
details contact:
Alwyn Pretorius
Chief Operating Officer
Elandsrand
on +27 (0)82 806 0872
Graham Briggs
Chief Executive Officer
on +27 (0)83 265 0274
or
Marian van der Walt
General Manager,
Investor Relations
on +27 11 411 2037 or
+27 (0)82 888 1242
Corporate Office:
Randfontein Gold Mine
P O Box 1
Randfontein
South Africa 1796
T +27 (11) 411 2000
For the comprehensive
set of results please visit
www.harmony.co.za

JSE: NYSE: NASDAQ: ISIN No.:	HAR HMY HMY ZAE000015228